LAGOON GROUP CORP.

Rodriguez y Valenzuela LT 91-2B

Urb. Comarca, Quito, Ecuador

October 22, 2014

Ms. Sherry Haywood,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Lagoon Group Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       Filed October 8, 2014

       File No. 333-197103

Dear Ms. Sherry Haywood:

Lagoon Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated October 21, 2014 (the "Comment Letter"), with reference to the Company's amendment number 2 to registration statement on Form S-1 filed with the Commission on October 8, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Management’s Discussion and Analysis, page 14

Results of operations, page 18

1. We note you have recognized the $2,000 of deferred revenue into revenue during the three months ended September 30, 2014 as a result of the June 4th agreement with Arturo Rodrigo Perea Lozano. With regards to this agreement and the related revenue, please address the following:

* Revise the disclosure throughout your document that indicates you have reported no revenue. This disclosure is inconsistent with your financial statements. Refer to page 5.

* You continue to refer to the $2,000 as a prepayment. Tell us whether delivery has been made to Mr. Lozano and how you determined it is appropriate to recognize revenue under ASC 605 and SAB Topic 13.A.1.

Our Response: In response to this comment, we have revise the disclosure throughout our document that indicates we have reported no revenue. We have also revised to delete the references to the $2,000 as a prepayment. The Company recognizes revenue because products are fully delivered which corresponds to ASC 605 and SAB Topic 13.A.1.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note the revision related to comment 5 in our letter dated September 16, 2014. Please have your auditors revise the third (opinion) paragraph only of the audit report to disclose that “In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lagoon Group, Corp. (A Development Stage Company) as of December 31, 2013 and the results of its operations and cash flows for the period from September 24, 2013 (inception) through December 31, 2013 in conformity with generally accepted accounting principles in the United States of America.”

Our Response: The revised Report of Independent Registered Public Accounting Firm has been inserted in the Amendment #3 to S-1 registration statement.

Please direct any further comments or questions you may have to the company at lagoongroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Anastasiia Iurova

Anastasiia Iurova, President